SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No.4)

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Ku6 Media Co., Ltd.
(Name of the Issuer)

Ku6 Media Co., Ltd.

Shanda Investment Holdings Limited

Ku6 Acquisition Company Limited

Shanda Media Limited
Premium Lead Company Limited

Shanda Interactive Entertainment Limited
Shanda Pictures Corporation
Shanda Media Group Limited
Shanda Group Pte. Ltd.
Tianqiao Chen

Feng Gao

Robert Chiu

Mingfeng Chen

Jason (Zhensong) Ma

(Name of Persons Filing Statement)

Ordinary shares, par value $0.00005 per share

American Depositary Shares, each representing 100 ordinary shares
(Title of Class of Securities)

48274B103*
(CUSIP Number of Class of Securities)

Ku6 Media Co., Ltd.

Feng Gao

Jason (Zhensong) Ma

c/o Jason Ma, Acting Chief Financial Officer

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028

The People’s Republic of China

+86 10 5758 6813

Shanda Investment Holdings Limited

Ku6 Acquisition Company Limited

Shanda Media Limited
Premium Lead Company Limited
Shanda Interactive Entertainment Limited
Shanda Pictures Corporation
Shanda Media Group Limited
Shanda Group Pte. Ltd.
Tianqiao Chen
Robert Chiu

Mingfeng Chen

8 Stevens Road
Singapore 257819
+65 6361 0971

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Akiko Mikumo, Esq. Charles Ching, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road, Central Hong Kong +852 +852 3476 9000	James Lin, Esq. Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road Central Hong Kong +852 2533 3300	Miranda So, Esq. Davis Polk & Wardwell The Hong Kong Club Building 3A Chater Road Central Hong Kong +852 2533 3300

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee***
$15,541,534	$1,565.03

*	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 100 ordinary shares.

**	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.0108 for 1,436,916,258 issued and outstanding ordinary shares of the issuer (which is the total outstanding shares, including shares represented by the American depositary shares, less the rollover shares not being acquired) subject to the transaction plus (b) the product of 30,050,000 ordinary shares issuable under all outstanding and unexercised options (excluding ordinary shares issuable under outstanding and unexercised options that have an exercise price of not less than $0.0108 and will be cancelled without any payment therefor) multiplied by $0.00076 per share (which is the difference between $0.0108 per share merger consideration and the weighted average exercise price of $0.01004 per share of such options) ((a) and (b) together, the “Transaction Valuation”).

***	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $1,565.03
Form or Registration No.: Schedule 13E-3
Filing Party: Ku6 Media Co., Ltd.
Date Filed: April 22, 2016

Introduction

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Ku6 Media Co., Ltd., a Cayman Islands exempted company (the “Company”), the issuer of the ordinary shares, par value US$0.00005 per share (each, a “Share”), including the Shares represented by American depositary shares (“ADSs”), each representing 100 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Shanda Investment Holdings Limited, a Cayman Islands exempted company (“Parent”), which is wholly owned by Shanda (as defined below); (c) Ku6 Acquisition Company Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Shanda Media Limited, a British Virgin Islands company (“Shanda Media Limited”); (e) Premium Lead Company Limited, a British Virgin Islands company and a 70% owned subsidiary of Shanda Media Limited (“Premium Lead”); (f) Shanda Interactive Entertainment Limited, a Cayman Islands company and a wholly-owned subsidiary of Premium Lead (“Shanda”); (g) Shanda Pictures Corporation, a Cayman Islands company and a wholly-owned subsidiary of Parent (“Shanda Pictures”); (h) Shanda Media Group Limited, a British Virgin Islands company and a wholly-owned subsidiary of Shanda Pictures (“Shanda Media”); (i) Shanda Group Pte. Ltd., a private limited company incorporated under the laws of Singapore (“Shanda Group”); (j) Mr. Tianqiao Chen, the sole owner of Shanda Media Limited (“Mr. Chen”); (k) Mr. Feng Gao, the Chairman of the board of directors of the Company (“Mr. Gao”); (l) Mr. Robert Chiu, director of the Company (“Mr. Chiu”); (m) Mr. Mingfeng Chen, director of the Company (“Mr. Mingfeng Chen”); and (n) Mr. Jason (Zhensong) Ma, director and the acting Chief Financial Officer of the Company (“Mr. Ma” and, together with Parent, Merger Sub, Shanda Media Limited, Premium Lead, Shanda, Shanda Pictures and Shanda Media, Mr. Chen, Mr. Gao, Mr. Chiu and Mr. Mingfeng Chen, the “Buyer Group”).

On April 5, 2016, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent at the effective time of the Merger (the “Effective Time”).

If the Merger is completed, each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist and will be converted into and exchanged for the right to receive US$0.0108 and each issued and outstanding ADS will represent the right to surrender one ADS in exchange for US$1.08 (less US$0.05 per ADS cancellation fees pursuant to the terms of the Deposit Agreement, dated as of February 8, 2005, among the Company, Citibank N.A., as depositary, and the holders of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes. Notwithstanding the foregoing, if the Merger is completed, the following Shares (including Shares represented by ADSs) will be cancelled and cease to exist at the Effective Time but will not be converted into the right to receive the consideration described in the immediately preceding sentence:

(a)	the Shares beneficially owned by Parent, any Shares held by the Company or any of its subsidiaries and any Shares held by the depositary and reserved for issuance and allocation pursuant to the Company’s equity compensation plans, in each case, immediately prior to the Effective Time, which will be cancelled without payment of any consideration or distribution therefor;

(b)	restricted Shares issued by the Company, whether or not the restrictions with respect thereto have lapsed (“Restricted Shares”), each of which will be cancelled at the Effective Time and thereafter represent only the right to receive the issuance of restricted shares in the Surviving Company in accordance with the Merger Agreement; and

(c)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law.

In addition to the foregoing, at the Effective Time, each option to purchase Shares, whether vested or unvested (each, an “Option”), that is issued and outstanding immediately prior to the Effective Time, will be cancelled. In exchange for each cancelled Option, the former holder of such Option will be paid in cash, without interest and net of any applicable withholding taxes, by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time, an amount equal to the product of (a) the total number of Shares underlying such Option immediately prior to the Effective Time multiplied by (b) the excess of US$0.0108 over the exercise price payable per Share underlying such Option. If the exercise price per Share of any such Option is equal to or greater than US$0.0108, such Option will be cancelled without any payment therefor.

At the Effective Time, each of the Restricted Shares (including Restricted Shares represented by ADSs and award grant for unissued Restricted Shares), whether or not the restrictions with respect thereto have lapsed, that is issued and outstanding immediately prior to the Effective Time, will be cancelled. In Exchange for each cancelled Restricted Share or award grant therefor, the former holder will receive awards for the number of restricted shares in the Surviving Company (the “Surviving Company Restricted Shares”) equal to the product of (a) a fraction, the numerator of which is the total amount of Restricted Shares (or awards therefor) that were outstanding and held by such holder as of immediately prior to the Effective Time and the denominator of which is the total amount of Shares (calculated on a fully-diluted basis) outstanding as of immediately prior to the Effective Time multiplied by (b) the total amount of ordinary shares in the Surviving Company (calculated on a fully-diluted basis) outstanding at the Effective Time. The terms and conditions of the Surviving Company Restricted Shares shall otherwise remain the same as the terms and conditions of the Restricted Shares exchanged therefor.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, must be authorized and approved by a special resolution representing an affirmative vote of shareholders holding two-thirds or more of the votes represented by the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders held in accordance with its memorandum and articles of association.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2. Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

“Special Factors—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Market Price of the Company’s ADSs, Dividends and Other Matters”

“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Transactions in Shares and ADSs”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Transactions in Shares and ADSs”

Item 3. Identity and Background of Filing Person

(a) Name and Address. Ku6 Media Co., Ltd. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet––The Parties Involved in the Merger”

“Special Factors—The Parties Involved in the Merger”

Annex E—Directors and Executive Officers of Each Filing Person (Other Than Natural Persons)

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet––The Parties Involved in the Merger”

“Special Factors—The Parties Involved in the Merger”

Annex E—Directors and Executive Officers of Each Filing Person (Other Than Natural Persons)

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet––The Parties Involved in the Merger”

“Special Factors—The Parties Involved in the Merger”

Annex E—Directors and Executive Officers of Each Filing Person (Other Than Natural Persons)

Item 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors”

“The Extraordinary General Meeting”

“The Merger Agreement”

Annex A––Agreement and Plan of Merger

Annex B—Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors––Effects of the Merger on the Company”

“Special Factors––Financing of the Merger”

“Special Factors––Interests of Certain Persons in the Merger”

“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

“The Merger Agreement”

Annex A––Agreement and Plan of Merger

Annex B—Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet––Merger Consideration”

 “Questions and Answers about the Extraordinary General Meeting and the Merger”

“The Extraordinary General Meeting––Rights of Shareholders Who Object to the Merger”

“The Merger Agreement––Merger Consideration”

“Dissenters’ Rights”

Annex D—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Security Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

“Special Factors––Interests of Certain Persons in the Merger”

“Special Factors––Related-Party Transactions”

“Transactions in Shares and ADSs”

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors––Background of the Merger”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors––Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors—Purposes of and Reasons for the Merger”

“Special Factors—Effects of the Merger on the Company”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

Annex A––Agreement and Plan of Merger

Annex B—Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Voting by Parent at the Extraordinary General Meeting”

“The Merger Agreement”

“Transactions in Shares and ADSs”

Annex A––Agreement and Plan of Merger

Annex B—Plan of Merger

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors––Purposes of and Reasons for the Merger”

“Special Factors––Effects of the Merger on the Company”

“Special Factors––Financing of the Merger”

“Special Factors––Interests of Certain Persons in the Merger”

“The Merger Agreement”

Annex A––Agreement and Plan of Merger

Annex B—Plan of Merger

(c)(1)—(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors––Background of the Merger”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors––Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors—Purposes of and Reasons for the Merger”

“Special Factors—Effects of the Merger on the Company”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

Annex A––Agreement and Plan of Merger

Annex B—Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors––Background of the Merger”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors—Purposes of and Reasons for the Merger”

“Special Factors—Effects of the Merger on the Company”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors––Background of the Merger”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors––Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors—Purposes of and Reasons for the Merger”

“Special Factors—Effects on the Company if the Merger Is Not Completed”

“Special Factors—Alternatives to the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors––Background of the Merger”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors––Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors––Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

“Special Factors—Purposes of and Reasons for the Merger”

“Special Factors—Effects of the Merger on the Company”

“Special Factors––Plans for the Company After the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors––Background of the Merger”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors—Purposes of and Reasons for the Merger”

“Special Factors—Effects of the Merger on the Company”

“Special Factors––Plans for the Company After the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors––Fees and Expenses”

“Special Factors––Material U.S. Federal Income Tax Consequences”

“Special Factors—Material PRC Income Tax Consequences”

“Special Factors—Material Cayman Islands Tax Consequences”

“The Extraordinary General Meeting––Rights of Shareholders Who Object to the Merger”

“The Merger Agreement”

“Dissenters’ Rights”

Annex A––Agreement and Plan of Merger

Annex B—Plan of Merger

Annex D—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations of the Special Committee and the Board”

“Summary Term Sheet—Position of the Buyer Group as to Fairness”

“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

“Special Factors––Background of the Merger”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors––Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

“Special Factors—Purposes of and Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

Annex C–– Opinion of Duff & Phelps as Financial Advisor

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“The Extraordinary General Meeting––Record Date; Shares and ADSs Entitled to Vote”

“The Extraordinary General Meeting—Quorum”

“The Extraordinary General Meeting—Vote Required”

The Merger does not require approval by the holders of at least a majority of the Shares held by the Company’s Unaffiliated Security Holders.

(d)––(e) Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations of the Special Committee and the Board”

“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

“Special Factors––Background of the Merger”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors––Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

Annex C–– Opinion of Duff & Phelps as Financial Advisor

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors––Background of the Merger”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

“Special Factors––Background of the Merger”

“Special Factors––Certain Financial Projections”

“Special Factors––Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

Annex C––Opinion of Duff & Phelps as Financial Advisor

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet––Financing of the Merger”

“Summary Term Sheet––Fees and Expenses”

“Special Factors––Financing of the Merger”

“Special Factors––Fees and Expenses”

“The Merger Agreement”

Annex A––Agreement and Plan of Merger

Annex B—Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet––Termination Fees and Reimbursement of Expenses”

“Summary Term Sheet––Fees and Expenses”

“Special Factors––Fees and Expenses”

“The Merger Agreement––Termination Fee and Reimbursement of Expenses”

“The Extraordinary General Meeting––Solicitation of Proxies”

Annex A––Agreement and Plan of Merger

Annex B—Plan of Merger

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Transactions in the Shares and ADSs”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations of the Special Committee and the Board”

“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors—Voting by Parent at the Extraordinary General Meeting”

“The Extraordinary General Meeting—Vote Required”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Purposes and Effects of the Merger”

“Summary Term Sheet—Recommendations of the Special Committee and the Board”

“Summary Term Sheet—Position of the Buyer Group as to Fairness”

“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

“Questions and Answers about the Extraordinary General Meeting and the Merger––How does the Board recommend that I vote on the proposals?”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors—Purposes of and Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Extraordinary General Meeting––Vote Required”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

Item 13. Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2014 and 2015 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2015, originally filed on April 13, 2016 (see page F-1 and following pages). The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Financial Information”

“Where You Can Find Additional Information”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

“Summary Term Sheet—Recommendations of the Special Committee and the Board”

“Summary Term Sheet—Position of the Buyer Group as to Fairness”

“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

“Summary Term Sheet––Fees and Expenses”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors––Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

“Special Factors—The Parties Involved in the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors––Fees and Expenses”

“The Extraordinary General Meeting—Solicitation of Proxies”

Annex E—Directors and Executive Officers of Each Filing Person (Other Than Natural Persons)

Item 15. Additional Information

(b) Information Required by Item 402(t)(2) and (3). The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

“Questions and Answers about the Extraordinary General Meeting and the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement––Treatment of Options”

“The Merger Agreement––Treatment of Restricted Shares”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference.

Item 16. Exhibits

(a)-(1)	Proxy Statement of the Company, dated as of June 8, 2016.

(a)-(2)	Letter to Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(7)	Press Release issued by the Company, dated as of April 5, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 5, 2016.

(b)	Not applicable.

(c)-(1)	Opinion of Duff & Phelps, dated as of April 5, 2016, incorporated herein by reference to Annex C of the Proxy Statement.

(c)-(2)*	Discussion materials prepared by Duff & Phelps for discussion with the Special Committee, dated as of April 5, 2016.

(d)-(1)	Agreement and Plan of Merger, dated as of April 5, 2016, among Parent, Merger Sub and the Company, incorporated herein by reference to Annex A of the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

* Previously filed on April 22, 2016

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

Dated as of June 8, 2016

Ku6 Media Co., Ltd.

By:	/s/ Qingmin Dai
Name:	Qingmin Dai
Title:	Chairman of the Special Committee, Authorized Signatory

Shanda Investment Holdings Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Ku6 Acquisition Company Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda MEDIA Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

PREMIUM LEAD COMPANY Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda Interactive Entertainment Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda Pictures Corporation

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda Media Group Limited

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Shanda GROUP PTE. LTD.

By:	/s/ Tianqiao Chen
Name:	Tianqiao Chen
Title:	Director

Tianqiao Chen

/s/ Tianqiao Chen

Feng Gao

/s/Feng Gao

Robert Chiu

/s/ Robert Chiu

MinGfeng Chen

/s/ Mingfeng Chen

Jason (Zhensong) Ma

/s/ Jason (Zhensong) Ma